April 21, 2006

Mr. Jim Rosenberg

United States Securities and Exchange Commission

Division of Corporate Finance

100 First Street, N.E.

Washington, DC 20549

RE:	Horizon Health Corporation

Form 10-K for the Fiscal Year Ended August 31, 2005

Filed November 14, 2005

File No. 001-13626

Subject:    Your letter dated March 20, 2006

Dear Mr. Rosenberg,

In our letter dated March 31, 2006, we stated that we intended to respond to your comment letter dated March 20, 2006 on or before Friday, April 21, 2006. Please be advised that we are requesting an additional extension and that we intend to respond on or before Friday, May 5, 2006. This additional time is necessary primarily because of the time expended by the Company to file our Form 8-K/A this week relating to the acquisitions during our second fiscal quarter.

We trust that this is acceptable. Please contact me regarding any questions or comments at 972-420-8222.

Sincerely,

John Pitts

Executive Vice President Finance and Chief Financial Officer